Mirum Pharmaceuticals, INC.

950 Tower Lane, Suite 1050

Foster City, California 94404

August 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:Mirum Pharmaceuticals, Inc.

Registration Statement on Form S-3, as amended (File No. 333-240290)

Request for Acceleration of Effective Date

Dear Ms. Schwartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mirum Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on August 12, 2020, or as soon thereafter as possible, or at such other time as the Company or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Jason Kent and Alexa Ekman of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP at (858) 550-6044, or in his absence, Alexa Ekman of Cooley LLP at (858) 550-6183.

Very truly yours,
Mirum Pharmaceuticals, Inc.
/s/ Christopher Peetz
By:	Christopher Peetz
Title:	President and Chief Executive Officer